PREMIUM NICKEL ANNOUNCES DIRECTOR DSU GRANT

Toronto, Ontario, April 12, 2024 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") announces that it has granted an aggregate of 312,499 deferred share units ("DSU") to its independent directors at a deemed price of $0.90 per DSU. The DSUs were granted in consideration for services rendered by the directors for the quarter ended March 31, 2024.  The DSUs were granted in accordance with the Company's Deferred Share Unit Plan adopted on December 26, 2022, subsequently amended on March 3, 2023 and were priced based on the volume weighted average price of the Company's common shares on the TSX Venture Exchange for the last five trading days immediately preceding the grant date. To date, the Company has issued a total of 1,043,473 DSUs to its independent directors.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana. PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Director and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Follow Us

X (formally Twitter): https://twitter.com/PremiumNickel

Linked in: https://www.linkedin.com/company/premium-nickel-resources

Facebook: https://www.facebook.com/PremiumNickel